UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. Publicly-held Company CNPJ 02.429.144/0001-93 – NIRE 353.001.861-33	CPFL GERAÇÃO DE ENERGIA S.A. Publicly-held Company CNPJ 03.953.509/0001-47 – NIRE 353.001.795-95

MATERIAL FACT

CPFL Energia S.A. (“CPFL-E”) and CPFL Geração de Energia S.A. (“CPFL Geração” and, with CPFL-E jointly referred to as “Companies”), pursuant to the CVM Instruction No. 358/02, and in addition to the Material Facts disclosed on December 19, 2019 and April 28, 2020, inform their shareholders and the market that, in the context of the tender offer for the acquisition of the common shares, which remain outstanding, issued by CPFL Energias Renováveis S.A. (“CPFL-R”), unifying the modalities for the purpose of converting its register as a publicly-held company in category “A” to category “B” (“Register Conversion Offer”) and its Novo Mercado delisting (“Novo Mercado Delisting Offer”, and, with the Register Conversion Offer, jointly referred to as “DTO”), was disclosed, on the date hereof, the “Notice of Tender Offer for the Acquisition of the Common Shares for the Purpose of Converting its Registry and for its Novo Mercado Delisting of CPFL Energias Renováveis S.A.” (“Notice”), setting out all terms and conditions for the DTO. As informed in the Notice, the auction of DTO will be held in B3 S.A. – Brasil, Bolsa, Balcão, on June 10, 2020.

The documents related to the DTO, including the Notice, are available in the following locations:

CPFL Energias Renováveis S.A.

Rua Jorge de Figueiredo Corrêa, No. 1.632

Jardim Professora Tarcília – Campinas, SP, Brasil, Zip Code: 13087-397

http://ri.cpflrenovaveis.com.br/default.aspx?linguagem=en# (in this website, access CVM DOCUMENTS/Other Documents).

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, No. 2.041 e 2.235, 24th floor

São Paulo, SP, Brasil, Zip Code: 04543-011

https://www.santander.com.br/assessoria-financeira-e-mercado-de-capitais/ofertas-publicas/ofertas-em-andamento (in this website, to access the Notice, click “CPFL Energias Renováveis S.A.”, and then click “Download do Edital.”)

Comissão de Valores Mobiliários

Rua Cincinato Braga, No. 340, 2nd floor Centro - São Paulo, SP, Brasil

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Rua Sete de Setembro, No. 111, 2nd floor - "Centro de Consultas" Rio de Janeiro, RJ, Brasil.

www.cvm.gov.br (in this website, in the left side of the webpage, click “Central de Sistemas”, and then, in item “Informações sobre Companhias”, click “Acessar”, and subsequently, click “Informações periódicas e eventuais (ITR, DFs, Fatos Relevantes, Comunicados ao Mercados, entre outros)”. In the new webpage, type "CPFL Energias Renováveis S.A.”, and then access the link “OPA – Edital de Oferta Pública de Ações”)

B3 S.A. - Brasil, Bolsa, Balcão

Praça Antonio Prado, No. 48, 2nd floor – Diretoria de Negociação Eletrônica

São Paulo, SP, Brasil.

www.b3.com.br (in this website, click “Produtos e Serviços”, “Leilões”, “Bolsa de Valores” and, finally, access in the first chart of the webpage, the link "Consulta").

The Companies shall keep its shareholders and the market informed on the progress of the subject matter informed herein.

Campinas, May 6, 2020.

CPFL ENERGIA S.A. YueHui Pan Vice President Chief Financial and Investor Relations Officer	CPFL GERAÇÃO DE ENERGIA S.A. YueHui Pan Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.